DESIGNER EXPORT, INC.

21 PULAWSKA STREET, SUITE 23 LUBLIN, POLAND 20-051

Tel. +48-223896676

Fax. +48-224853458

E-mail: designerexport@gmail.com

December 8, 2009

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Beverages, Apparel and

Healthcare Services

Washington, DC 20549-3561

To the Attention of:  Ms. Nasreen Mohammed, and Mr. John Archfield.

Re: Designer Export, Inc

Form S-1/A, filed on November 10, 2009

Filing No. 333-162102

Dear Ms. Mohammed and Mr. Archfield:

Further to your letter dated November 24, 2009, concerning the deficiencies in Form S-1/A filed on November 10, 2009, we provide the following responses:

Consent

1. SEC Comment: Please provide an updated consent from your independent registered accounting firm.

Response: We provided updated consent from our independent registered accounting firm.

Summary, page 5

2. SEC Comment: Please be more specific regarding the status of your negotiations with Polish retailers, as requested in comment one from our letter dated October 21, 2009. Revise to clarify what you mean that two stores are “interested” in signing an agreement.

Response: We added updated information re the status of our negotiations with other Polish retailers to pages 5 and 28 of the prospectus:

“As of December 8, 2009 Artmex is the only Polish retailer we have signed sales agreement with. We have no other companies interested in signing sales distribution agreements as of December 8, 2009. Even though the negotiation of additional agreements with customers will be ongoing during the life of our operations, we cannot guarantee that we will be able to find successful agreements, in which case our business may fail and we will have to cease our operations.”

3. SEC Comment: We reissue comment two from our letter dated October 21, 2009. Please discuss whether your business model may violate any distribution or exclusivity agreements that brand owners may have regarding the apparel that you are planning on selling. Discuss the impact any violations may have upon your business.

Response: We added a paragraph to page 5 of the prospectus discussing whether our business model may violate any distribution or exclusivity agreements that brand owners may have regarding the apparel that we are planning on selling and the impact any violations may have upon our business:

“In addition to the resale of designer clothing that we purchase from online retailers, we intend to enter into negotiations with brand owners in order to enter into distribution agreements with them.  Some brand owners may have exclusivity agreements which will prevent them from entering into distribution agreements with us.  We will conduct due diligence with each brand owner that we are negotiating with and require them to make certain representations and warranties that they are not violating any agreements and make them agree to indemnify us from any causes of actions that may arise if they are in fact violating any such agreements.”

4. SEC Comment: We reissue comment three from our letter dated October 21, 2009. Please provide disclosure in your summary section that you are not raising any money in this offering and that you need to obtain financing before you can commence your business. Also, discuss the consequences if you are unable to obtain this financing, as disclosed on pages 30-32 of your filing and the risk factor on page eight.

Response: We provided disclosure in our summary section that we are not raising any money in this offering and that we need to obtain financing before we can commence our business. We also discussed the consequences if we are unable to obtain this financing. Please refer to page 5 of the prospectus:

“We must raise additional capital in order for our business plan to succeed. We are not raising any money in this offering. The most likely source of future funds available to us is through the sale of additional shares of common stock or advances from our sole director. There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us. Failure to raise additional financing will cause us to go out of business.  If this happens, you could lose all or part of your investment.”

Risk Factors, page 7.

5. SEC Comment: We note your risk factor in which you state that beginning with your fiscal year ended July 31, 2008 you are required to include in your annual report your assessment of the effectiveness of your internal control over financial reporting (“ICFR”), pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Furthermore, you state that beginning with your year ending July 31, 2010, your independent registered public accounting firm will be required to attest to your assessment to ICFR. Please refer to the transition period provided to a newly public company that can be found in SEC Release No. 33-8760, and revise your disclosure accordingly.

Response: We referred to the transition period provided to a newly public company that can be found in SEC Release No. 33-8760, and revise our disclosure accordingly.  Please refer to page 13 of the filing:

“WE MAY BE EXPOSED TO POTENTIAL RISKS RESULTING FROM NEW REQUIREMENTS UNDER SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002.

Upon the effectiveness of our registration statement, we will be newly public company.  We will not need to comply with Section 404 of the Sarbanes-Oxley Act until we file our second annual report with the SEC.  However, we will need to include a statement in our first annual report and we must indicate that the annual report does not include either a management’s report on internal control or auditor attestation of internal control.

We have not yet completed our assessment of the effectiveness of our internal control over financial reporting, and we expect to incur additional expenses and diversion of management’s time as a result of performing the system and process evaluation, testing and remediation required in order for us and our auditors to comply with the auditor attestation requirements.”

6. SEC Comment: We note you added the second risk factor on page 15. Please also revise the first risk factor on page 15 to clarify that you do not have a market maker and there is no assurance that a trading market will develop for your shares, as requested in comment eight from our letter dated October 21, 2009.

Response: We revised the first risk factor on page 15 to clarify that we do not have a market maker and there is no assurance that a trading market will develop for our shares:

“…We do not have a market maker. There is no current trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.”

Description of Business, page 22.

7. SEC Comment: We note your revised disclosure in response to comment 11 from our letter dated October 21, 2009. Your business plan remains unclear, and we reissue the comment and redirect your attention to Item 101 (h)(4) of Regulation S-K. Please revise to provide a detailed business plan. For example and without limitations, we note that your disclosure on page 23 that you intend to add a 40-50% mark-up to the orders you sell, but it is unclear what service you will provide to your customers to encourage them to purchase merchandise from you, rather than directly from online clothing auctions. Refer to Item 101 (h)(4)(i).

Response: We redirected our attention to Item 101 (h)(4) of Regulation S-K and revised to provide a detailed business plan. Please refer to pages 22-28 of the filing.

We also disclosed on page 23 of the prospectus what service we will provide to our customers to encourage them to purchase merchandise from us, rather than directly from online clothing auctions:

“Our service will include, finding brand name merchandise online at highly discounted prices, contacting online supplies to make sure its brand new and in original packaging, negotiating multiple item shipping and insurance discounts as well as volume discounts for high volume orders. In case counterfeit, damaged or misrepresented merchandise was supplied we will contact suppliers to rectify the problems. English language barrier and unfamiliarity of Polish retailers with USA online auction procedures and rules should also be taken into consideration.”

8. SEC Comment: We note that you have provided information on pages 22 and 23 from a “free business plan” available at www.thefinanceresource.com regarding the size of the apparel industry in the USA, the current recession, and your belief that you can buy inventory at significant discounts. The heading to the business plan that you rely on says that it is for “demonstration purposes only”, and it does not appear to be intended for use as a basis for factual information or to support claims regarding your industry. Please remove this disclosure or advise.

Response: Information provided on pages 22 and 23 from a “free business plan” available at www.thefinanceresource.com regarding the size of the apparel industry in the USA, the current recession, and our belief that we can buy inventory at significant discounts was removed from the prospectus.

9. SEC Comment: In this regard, we note that your disclosure refers to number of businesses in the United States engaged in “trade, wholesale and export of non-durable goods”, but the relevant section in the source you have cited does not appear to refer to the number of business engaged in “export”. To the extent you rely on independent sources for information in your prospectus, please cite the source accurately.

Response: We removed our disclosure on page 22 of the prospectus referring to number of businesses in the United States engaged in “trade, wholesale and export of non-durable goods”. We also added a paragraph to page 22 of the prospectus discussing apparel industry in the world:

“Apparel industry is one of the largest and most competitive industries in the world.  The global apparel industry’s total revenue in 2006 was US $ 1, 252.8 billion, which was approximately 68% of the overall industry value. The percentage share of different regions of the world in the total trade revenue in the year 2006 was:

Region	% Share
Asia Pacific	35.40%
Europe	29.40%
USA	22.30%
Rest of the world	12.90%

Major apparel exporting nations include USA, Germany, Hong Kong, Italy, Malaysia, Pakistan, Thailand and India. Some of the apparel trade statistics are presented below: (1)

Country	US $ Billion
China	8,260.921
Hong Kong	1,723.210
Italy	1,353.586
Malaysia	1,255.069
Germany	669.130
Pakistan	618.830
Thailand	597.758
USA	595.171
India	522.463

(1) http://www.fashionproducts.com/fashion-apparel-overview.html#io”

10.  SEC Comment: We note your response to comment 12 from our letter dated October 21, 2009. It appears that Ms. Paszko does not have experience in the import business. Add clear disclosure throughout and add appropriate risk factor disclosure.

Response: We disclosed throughout prospectus that our Director has no experience in the import business. Please refer to pages 5 and 22 of the filing:

“…However our officer and sole director Ms. Urszula Dorota Paszko has no professional training or experience in the import business.  As a result, her decisions and choices may not take into account standard import business rules commonly used by established import companies. Consequently our operations, earnings and ultimate financial success may suffer irreparable harm as a result.”

We also added an appropriate risk factor to page 13 of the prospectus discussing the lack of experience in the import business of our Director Ms. Urszula Dorota Paszko:

“BECAUSE OUR OFFICER AND SOLE DIRECTOR HAS NO EXPERIENCE IN THE IMPORT BUSINESS, OUR BUSINESS HAS A HIGHER RISK OF FAILURE.

Our officer and sole director Ms. Urszula Dorota Paszko has no professional training or experience in the import business.  As a result, her decisions and choices may not take into account standard import business rules commonly used by established import companies. Consequently our operations, earnings and ultimate financial success may suffer irreparable harm as a result.”

Why Apparel?, page 23.

11. SEC Comment: We note your response to comment 14 from our letter dated October 21, 2009. Your basis for believing that you can purchase your inventory at 40% of its regular price or highly discounted prices in normal economic conditions is still unclear. You have not disclosed the basis for your claim that Dawns Designer Clothing sells its merchandise at “70-80% of MSRP”. Also, your disclosure does not clearly distinguish between MSRP and “regular price”. Lastly, you also refer to obtaining a discount of 50-75%. Provide the basis for such statements, especially given the fact that you have not commenced any business to date. Additionally, please remove the disclosure that merchandise delivered to potential customers will be “40-50% of regular price”, or advise given your disclosure on page 24 that you intend to add a 40% to 50% markup to each order that you sell. Please revise.

Response: We added paragraph to page 23 of the prospectus explaining our basis for believing that we can purchase our inventory at 40% of its regular price or highly discounted prices. We also added a link to the ‘buy-it-now’ page of Dawns Designer Clothing website on page 23 of the prospectus to disclose the basis for our claim that Dawns Designer Clothing sells its merchandise at “70-80% of MSRP”:

“We expect to be able to purchase our inventory at least 40% off  its manufacturer suggested retail price (MSRP) or at highly discounted prices at various American online auctions (the (manufacturer's) suggested retail price ((M)SRP), list price or recommended retail price (RRP) of a product is the price the manufacturer recommends that the retailer sell it for). (4)

(4) http://en.wikipedia.org/wiki/Suggested_retail_price”

The basis for believing that we will be able to purchase our inventory at least 40% of its MSRP or at highly discounted prices comes from the fact that presently designer brand merchandise is being offered by online merchandise auction stores with such discounts.

One of the non-exclusive examples would be E-bay based online designer clothing store “Dawns Designer Clothing” (http://stores.shop.ebay.com/DAWNS-DESIGNER-CLOTHING__W0QQ_armrsZ1), founded on December 5, 2002, which offers new brand name merchandise on “buy-it-now” basis 70-80% of MSRP. (5) Auction style merchandise can be purchased at “Dawns Designer Clothing” even with higher discounts.  On December 8, 2009 at least 120 brand name items were available for purchase at 70-80% of retail price.  In addition to this over 50 clothing items were offered to be purchased through auctions with even higher discounts.

(5)http://stores.ebay.com/DAWNS-DESIGNER-CLOTHING__W0QQLHQ5fBINZ1QQ_sacatZdawnsdesignerclothingQQ_sidZ72744680QQ_trksidZp4634Q2ec0Q2em309

However if the current economic situation in the USA changes we might not be able to purchase our inventory at presently offered highly discounted prices and it will materially affect our financial condition and our business could be harmed.”

We added the definition of MSRP to page 23 of the prospectus. We also replaced all references to “regular price” of the merchandise throughout the filing with “retail price”. Please refer to pages 23 and 24 of the prospectus:

“The (manufacturer's) suggested retail price ((M)SRP), list price or recommended retail price (RRP) of a product is the price the manufacturer recommends that the retailer sell it for. (4)

(4) http://en.wikipedia.org/wiki/Suggested_retail_price”

We removed the reference to obtaining a discount of 50-75% from page 23 of the prospectus. Additionally, we removed the disclosure on page 24 of the filing that merchandise delivered to potential customers will be “40-50% of regular price”.

Revenue, page 23.

12. SEC Comment: We note your disclosure that revenue will be the difference between what you pay to suppliers of merchandise and what you charge your clients. Please explain to us why you believe revenue is defined as the difference between what you pay to suppliers of merchandise and what you charge your clients, and provide us with the US GAAP basis for this definition of revenue. Alternatively, revise your disclosure as necessary.

Response: Our disclosure regarding revenue on page 23 of the filing was removed.

Licensing Agreements and Exclusivity Arrangements, page 24.

13. SEC Comment: The quotation you have included on page 24 of your filing relates to manufacturing license agreements, which do not appear relevant to your company. Please remove this disclosure. Revise your filing to provide the basis for your believe that your business model does not violate any licensing agreements or exclusivity arrangements by apparel brands regarding where their apparel may be sold. Refer to comment two from our letter dated October 21, 2009.

Response: We removed the quotation included on page 24 of our filing related to manufacturing license agreements. We also revised our filing to provide the basis for our belief that our business model does not violate any licensing agreements or exclusivity arrangements by apparel brands regarding where their apparel may be sold. Please refer to page 24 of the filing:

“We plan to  purchase both men’s and women’s fashionable apparel  at auctions such as E-bay.com and Liquidation.com at highly discounted prices and then export them to retail stores in Poland to be sold to the end consumers. In addition to the resale of designer clothing that we purchase from online retailers, we intend to enter into negotiations with brand owners in order to enter into distribution agreements with them.  Some brand owners may have exclusivity agreements which will prevent them from entering into distribution agreements with us.  We will conduct due diligence with each brand owner that we are negotiating with and require them to make certain representations and warranties that they are not violating any agreements and make them agree to indemnify us from any causes of actions that may arise if they are in fact violating any such agreements.”

14. SEC Comment: You have not provided the full website address for the source you cite on page 24. You must provide enough information for investors to access the sources that you rely on. Please revise.

Response: We removed the citation on page 24 of the prospectus.

Product Description, page 23.

15. SEC Comment: Please explain how you will ensure that you will be able to supply the products you list on page 23, as well as specific merchandise listed in Attachment A to the Sales agreement with Artmex, given that you will be purchasing products from online auctions. We also note reference to filling orders placed on page 26. Refer to comment 18 from our letter dated October 21, 2009.

Response: We added a paragraph to page 23 of the prospectus explaining how we will ensure that we will be able to supply the products we list on page 23, as well as specific merchandise listed in Attachment A to the Sales agreement with Artmex, given that we will be purchasing products from online auctions:

“We plan to purchase apparel from online auctions which usually last for 5-7 days. Auction apparel is very quickly availed by customers therefore it is likely that some of items ordered by our customers and described in Sales agreement with Artmex might not be available at the time of the order. We cannot guarantee that merchandise ordered by our customers and supplied by Designer Export, Inc will be 100% match. We will try to find very similar merchandise to one ordered by our customers from various online designer clothing suppliers and can only ensure our potential customers that merchandise delivered to them will be:

- brand new (clothes will be in original packaging and possess all of the characteristics/qualities/features as advertised by the manufacturer);

- similar to merchandise ordered by our customers (brand and description wise);

- reasonably priced.

This business model has an increased risk of higher merchandise returns associated with it, leading to larger expenses and smaller revenues. If we are not able to successfully protect ourselves against this risk, then it would materially affect our financial condition and our business could be harmed.”

Compliance with Government Regulations, page 27.

1. SEC Comment: Please disclose the value-added tax that you will apply to the goods that you intend to import to Poland, and your basis for determining this tax. The reference that you cite does not clarify what percentage of tax applies to which commodity, and your disclosure currently only refers to the tax that applies to “most” products imported into Poland.

Response: We disclosed the value-added tax that will apply to the goods that we intend to import to Poland, and our basis for determining this tax on page 27 of the prospectus:

“VAT amounts to 3% for unprocessed food, to 7% for most foodstuffs, tourist services (e.g. your hotel and restaurant bills), transportation services (e.g. bus tickets), children-care goods, newspaper and magazines, health-care goods, construction and renovation, communal services (e.g. water distribution) and fertilizers, and to 22% for everything else. (12). Value-added tax that will apply to the goods that we intend to import to Poland will amount to 22%.

(12)  http://www.krakow-info.com/taxes.htm”

2. SEC Comment: The website that you cite for your tax information says that tariffs in Poland rage “from 0% to 400%”. Please reconcile this with your tariff disclosure on page 27.

Response: We reconciled our tariff disclosure on page 27 to disclose that tariffs in Poland rage from 0% to 400%:

“Tariffs in Poland range from 0% to nearly 400%. (8)

Products we plan to export to Poland fall under the apparel and clothing product codes of EU (TARIC code of Taxation and Customs Union of EU) and will have a duty rate (tariff rate) of 12% (9) applied to them.

(8) http://www.nationsencyclopedia.com/Europe/Poland-CUSTOMS-AND-DUTIES.html

(9)http://ec.europa.eu/taxation_customs/dds/cgi-bin/tarduty?Taric=6104000000&SimDate=20091130&Action=1&ProdLine=80&Country=US/0400&Type=0&Action=1&YesNo=1&Indent=-1&Flag=1&Test=tarduty&Periodic=0&Download=0&Lang=EN&Description=yes”

Plan of Operations, page 30.

November-January, 2009-2010: Negotiate sales agreements with potential customers, page 30.

3. SEC Comment: Please discuss how you plan to raise funds for your business and the impact on your business if you are unsuccessful. Also, given the lack of funds, please explain your plan to ship your first merchandise in December.

Response: We added a paragraph to page 31 of the filing to discuss how we plan to raise funds for our business and the impact on our business if we are unsuccessful. We also explained our plan to ship our first merchandise in December:

“We are not raising any money in this offering. Our only sources for cash at this time are investments by shareholders in our company and cash advances from our sole director. There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us. Failure to raise additional financing will cause us to go out of business.  If this happens, you could lose all or part of your investment.

However as of December 8 we had 16,196 in bank account available for our business operations, which should be enough to ship our first merchandise to Poland in December 2009. Additionally, we expect our customers to pay for merchandise by wire transfer, check or money order in advance, before we ship the apparel to Poland. “

4. SEC Comment: We note your disclosure that if you do not generate a significant amount of revenue, you “may not be able to purchase inventory”. Please revise to explain this disclosure, given the disclosure on pages 26 and 31 that indicates that you expect your customers to pay by wire transfer or cleared check/money order before you place their order.

Response: We revised our disclosure on page 30 of the prospectus:

“Even if we are able to obtain sufficient number of sales agreements at the end of the twelve month period, there is no guarantee that we will be able to attract and more importantly retain enough customers to justify our expenditures. If we are unable to generate a significant amount of revenue and to successfully protect ourselves against those risks, then it would materially affect our financial condition and our business could be harmed.”

5. SEC Comment: We note, on page 38, the September 28, 2009 transaction in which Mr. Tarasevich sold his 2,500,000 restricted shares of common stock for $2,500 to Ms. Urszula Dorota Paszko, your new President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer, Secretary and sole member of the board of directors. Please revise the footnotes to your financial statements to include a subsequent events footnote for this transaction. In addition please tell us the fair market value of the shares and how you determine the fair market value.

Response: We revised the footnotes to our financial statements to include a subsequent events footnote for the September 28, 2009 transaction in which Mr. Tarasevich sold his 2,500,000 restricted shares of common stock for $2,500 to Ms. Urszula Dorota Paszko, your new President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer, Secretary and sole member of the board of directors. Please refer to page F-10 of the filing.

“NOTE 6- SUBSEQUENT EVENTS

On September 28, 2009, Mr. Tarasevich sold his 2,500,000 restricted shares of common stock in consideration for $2,500 cash to Ms. Urszula Dorota Paszko, who is Designer Export, Inc’s new President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer and sole member of our board of directors.”

We also discussed on page 53 of the prospectus the fair market value of the shares and how we determine the fair market value:

“As there is no current trading market for our securities we cannot determine the fair market value of our shares. Ms Paszko purchased 2,500,000 restricted shares of common stock on September 28, 2009 in consideration for $2,500 (price of 0.001 per share), which is the issuance price of the shares on May 8, 2009.”

Please direct any further comments or questions you may have to the company's president Ms. Urszula Dorota Paszko at:

21 Pulawska Street, Suite 23

Lublin, Poland, 20-051

Tel. +48-223896676

Fax. +48-224853458

Thank you.

Sincerely,

/s/_ Urszula Dorota Paszko______

Urszula Dorota Paszko, President